SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 23rd December 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



December 23, 2003


                   SK CORPORATION AND BP JOIN FORCES TO BUILD
                      NEW GAS-FIRED POWER STATION IN KOREA


SK Corporation, South Korea's largest oil refiner, and BP p.l.c., one of the world's leading energy companies, today announced that they have reached agreement for BP to participate in a new 1,074 megawatt gas-fired power station in South Korea, due to commence operations in 2006.



Under the agreement signed in Seoul today, BP will acquire a 35 per cent interest in SK Power, which has begun constructing the power station in Gwangyang. SK Corporation, which previously owned 100 per cent of SK Power, will retain a 65 per cent interest. The total cost of the power station is expected to be in the order of $600 million (KRW684 billion)



SK Power was established by SK Corporation to develop, finance, construct, operate and maintain the 1,074 megawatt gas-fired combined cycle power project located in Kwangyang Province, South Korea. The project will be located adjacent to an LNG importation facility being developed by POSCO. The project is the first privately owned generation facility being developed to compete in Korea's liberalised electricity generation industry.



This agreement follows the earlier selection of the Tangguh LNG project in Indonesia as the supplier of up to 1.35 million tonnes per annum (mtpa) of LNG to SK Power, and POSCO, the world's second largest steel maker. Negotiations to finalise both contracts are expected to conclude in early 2004. The power plant will require more than 0.6 million tonnes of LNG per year.



SK Power has appointed Daelim Industrial Company to act as the engineering, procurement and construction contractor for the project. The project will employ GE Power Systems' state-of-the-art MS7001FA gas turbine technology.



"The combination of SK's leadership in the Korean energy sector with BP's project development expertise will ensure the unqualified success of SK Power," said Mr. Young-Duk Park, President of SK Power.



"In addition to looking for a partner with a strong track record in gas-fired power projects, it was also very important to us to find a partner who was willing to share in critical project development efforts and to work closely with SK toward the project's successful completion and operation. It was for these reasons that we felt that BP was the right partner for this project," Mr. Park said.



Ralph Alexander, Chief Executive of BP's Gas, Power and Renewables business said: "BP is delighted with this agreement and is pleased to be working closely with SK on this venture. Korea is an increasingly important gas and power market and participating in this power station enables us to capture market share ahead of equity gas supply in one of the world's fastest growing LNG markets. It also provides us with an opportunity to enter the Korean power market and to secure an important strategic position for the future. We look forward to working with our Korean partners to deliver a safe and successful project for the country and for our shareholders."



Notes to editors:



- SK Corporation holds a material and strategic position in the Korean gas distribution, refining, LPG and power markets. It currently supplies over 3mtpa of city gas (15% of total Korean LNG consumption). SK also sells over 2.6 mtpa of LPG and owns the largest (800,000 barrels a day capacity) single site refinery in the world.



- BP is one of the world's largest energy companies and has gas interests in 28 countries around the world. The company participates in four of the world's LNG production centres, which supply some 40 per cent of the global market for LNG. BP's activities in Korea include three joint venture chemical companies formed in partnership with the Samsung Group; a Castrol lubricants business; and substantial investments through construction contracts for oil and
gas production platforms and LNG ships at large Korean shipyards.   The yards
have recently completed three LNG vessels and are currently constructing two of the world's largest offshore platforms for fields in the Gulf of Mexico, due to be finished in 2004 and 2005. The total amount spent or committed to date is in excess of $3.0 billion.



- The Tangguh LNG project is operated by BP Berau Ltd., which holds a 37.16% stake in the project, as a PSC contractor to the Indonesian regulator, BPMIGAS. BP's partners in the Tangguh Project are MI Berau B.V (16.30%); CNOOC Ltd. (12.50%); Nippon Oil Exploration Berau (12.23%); BG Group (10.73%); KG Companies (10.0%); and LNG Japan (1.07%).



- The Tangguh project is targeting a two-train start-up development and has already secured an LNG sales contract for 2.6 mtpa for the Fujian LNG project and, most recently, has reached agreement with Sempra for the supply of
3.7 mtpa for North American markets. The Tangguh gas fields contain certified proved reserves of 14.4 trillion cubic feet of natural gas.



Further enquiries:



BP:            Steve Lawrence (Hong Kong): +852 2586 8917

               Ronnie Chappell (London)  : +44 (0)20 7496 4324


SK Power:      Mr.Sohn, Dong Ha, Public Relations Team, SK Corp:
               +82-2-2121-5965/ +82-11-9110-1482.




                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 23rd December 2003                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary